


SEC MAIL PROCESSING
RECEIVED
SECTION
WASH. D.C.
211

Subsea 7 (GOM) Inc. 401(k) Profit Sharing Plan and Trust

Financial Statements as of December 31, 2010 and 2009, and for the Year Ended December 31, 2010, Supplemental Schedule as of December 31, 2010, and Report of Independent Registered Public Accounting Firm



MELTON & MELTON, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



SEC Mail
Processing
RECEIVED
JUN 2 3 2011
Wash. D.C.
211
Section

Form 11-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______________________ **to** ________________________

Commission file number 0-21742

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

SUBSEA 7 (GOM) INC. 401(k) PROFIT SHARING PLAN AND TRUST (FORMERY KNOWN AS ACERGY US INC. 401(k) PROFIT SHARING PLAN AND TRUST)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

Subsea 7 S.A.
c/o Subsea 7 M.S. Ltd.
1st Floor Dolphin House
Windmill Road
Sunbury-on-Thames,
Middlesex, TW16 7HT, England

SUBSEA 7 (GOM) INC.
401(k) PROFIT SHARING PLAN AND TRUST

TABLE OF CONTENTS

NOTE: Schedules other than the one listed above are omitted because of the absence of the conditions under which they are required.



MELTON & MELTON, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Investment Committee of the Subsea 7 (GOM) Inc. 401(k) Profit Sharing Plan and Trust (formerly known as Acergy US Inc. 401(k) Profit Sharing Plan and Trust)

We have audited the accompanying statements of net assets available for benefits of the Subsea 7 (GOM) Inc. 401(k) Profit Sharing Plan and Trust (the "Plan") as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i—schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Melton & Melton, LLP

Houston, Texas
June 16, 2011

SUBSEA 7 (GOM) INC.
401(k) PROFIT SHARING PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS:		
Investments—fair value	$ 29,540,885	$ 25,091,789
Notes receivable from participants	112,347	73,084
Investment income receivable	3,074	3,019
Net assets available for benefits at fair value	29,656,306	25,167,892
Adjustment from fair value to contract value for interest in common/collective trust relating to fully benefit-responsive investment contracts	(92,950)	(32,293)
NET ASSETS AVAILABLE FOR BENEFITS	$ 29,563,356	$ 25,135,599

See notes to financial statements.

SUBSEA 7 (GOM) INC.
401(k) PROFIT SHARING PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2010

ADDITIONS:	
Net appreciation in fair value of investments	$ 6,026,504
Investment income	224,775
Interest income on notes receivable from participants	4,425
Contributions:	
Participants	916,119
Employer	707,266
Total additions	7,879,089
DEDUCTIONS:	
Benefits paid to participants	(3,439,107)
Administrative expenses	(12,225)
Total deductions	(3,451,332)
CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS	4,427,757
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	25,135,599
End of year	$29,563,356

See notes to financial statements.

SUBSEA 7 (GOM) INC.
401(k) PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010

1. PLAN DESCRIPTION

The following brief description of the Subsea 7 (GOM) Inc. 401(k) Profit Sharing Plan and Trust (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General—The Plan is a defined contribution plan covering substantially all employees of Subsea 7 (GOM) Inc. (formerly known as Acergy US Inc.) and its subsidiaries (collectively the "Company") who are the age of eighteen or older, except employees who are covered under a collective bargaining agreement. Eligible employees can enter the Plan at the first day of each quarter. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

On October 31, 2005, the Company sold certain assets to Cal Dive International ("Cal Dive"), which resulted in a "partial termination" of the Plan, and required full vesting of participants who were involuntarily terminated as a result of the sale. Those participants who became Cal Dive employees became eligible to participate in certain Cal Dive benefit plans. Distributions during 2010 to former participants who were subsequently employed by Cal Dive amounting to $1,451,753 are included as benefits paid to participants in the accompanying statement of changes in net assets available for benefits.

Administration—The Plan is administered by a committee that is appointed by the board of directors of the Company. The committee elected to appoint as the Plan's trustee, the Charles Schwab Trust Company ("CSTC" or "Trustee"), with responsibility for custody of the Plan's assets, and Schwab Retirement Plan Services, Inc. ("SRPS") to provide recordkeeping services for the Plan.

Contributions—Participants may make contributions of 2% to 25% of pretax annual compensation through payroll deferrals. In addition, if a Participant will attain the age of 50 by the end of the Plan year, the Participant can make additional pre-tax catch-up contributions up to certain Internal Revenue Code (the "Code") limits. The catch-up contributions are not included in nondiscrimination testing. Various provisions of the Code may limit contributions of some highly compensated employees. All contributions are exempt, up to the allowed maximum, from federal income tax withholding in the year they are deferred, but are subject to payroll taxes. The Company contributes a matching amount equal to 100% of elective contributions. The Company matching contribution shall not exceed 6% of employees' eligible compensation. The Company may elect to make a discretionary, non-matching contribution allocated to each eligible employee's non-matching contribution account regardless of the status of participation in elective contribution accounts. To receive this discretionary contribution, employment cannot be terminated prior to the last day of the year. The board of directors of the Company did not elect to make a discretionary contribution for 2010.

Participants' Accounts—Contributions are invested as directed by the participant into various mutual funds, a common/collective trust fund, and the common stock of Subsea 7 S.A. The selection from available investment funds is the sole responsibility of each participant, and the Plan is intended to satisfy the requirements of Section 404(c) of ERISA. Each participant's account is credited with the participant's contributions and an allocation of the Company's contributions and Plan earnings and is charged with investment advisory and other fees by SRPS. Other investment account related fees associated with administering the Plan are borne by the Company.

Vesting—Participants are 100% vested at all times in their own contributions, plus actual earnings thereon. Vesting in the Company contribution portion of their accounts is based on years of continuous service. A participant becomes 100% vested after one year of credited service.

In general, a participant will be deemed to have completed one year of service for each 12-month period during which the participant completes at least 1,000 hours of service.

Distributions—On termination of service due to death, disability, or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account either in (a) a lump sum (Company stock may be distributed in-kind) or (b) substantially equal installment.

In-service withdrawals are permitted after a Participant has attained the age of 59 1/2.

Hardship withdrawals of a participant's elective contributions, vested employer contributions, and rollovers to the Plan are allowed in the event of immediate and heavy financial need, as defined by the Plan. Participant contributions are suspended for 6 months after the receipt of a hardship withdrawal.

Notes Receivable from Participants—Participants may borrow, with some limitations, from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1–5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at rates determined by the Plan Trustee that are commensurate with prevailing interest rates for similar transactions. Principal and interest is repaid on an after tax basis through payroll deductions. Loan receipts will be reinvested based on the participant's investment election for deferrals and additional deferrals at the time of repayment.

Forfeitures—Upon termination of employment, participants' nonvested balances are forfeited. Such forfeitures can be applied to reduce employer contributions or administrative expenses otherwise payable by the Company. For the year ended December 31, 2010, $65,504 of forfeitures was utilized to reduce Company matching contributions. As of December 31, 2010 and 2009, net assets available for benefits included $64,410 and $19,087, respectively, of unutilized forfeitures.

Plan Termination—Although it has not expressed any intention to do so, the Company may terminate the Plan at any time subject to the provisions of ERISA. In the event the Plan is terminated, each participant shall become 100% vested in their employer contributions, plus any earnings accrued thereon, as of the date of termination.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The financial statements are prepared on the accrual basis of accounting.

Notes Receivable from Participants—Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Investment Valuation and Income Recognition—The Plan's investments are stated at fair value (see Note 4). The sale or purchase of securities is recorded on the trade date. Interest income is recorded as earned on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common/collective trust. As required, the statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.

Payment of Benefits—Benefits are recorded when paid.

Administrative Expenses—Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan document.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from such assets and liabilities during the reporting period. Actual results could differ from these estimates.

Risks and Uncertainties—The Plan provides for various investments, at the election of the participant, including mutual funds, a common/collective trust fund, and a fund exclusively holding Subsea 7 S.A. common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and amounts reported in the statements of net assets available for benefits.

Recent Accounting Pronouncement—In September 2010, the Financial Accounting Standards Board issued Accounting Standards Update No. 2010-25, "*Reporting Loans to Participants by Defined Contribution Pension Plans*" ("ASU 2010-25"). ASU No. 2010-25 provides guidance on how loans to participants should be classified and measured by defined contribution plans. This amendment requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. This amendment is effective for periods ending after December 15, 2010, and requires retrospective application to all periods presented. The Plan adopted this guidance for the year ended December 31, 2010 and has reclassified participant loans from investments to notes receivable from participants as of December 31, 2009 in the statements of net assets available for benefits.

3. INVESTMENTS

The following presents the investments that represent 5% or more of the Plan's net assets as of December 31, 2010 and 2009:

		2010	2009
	Common Stock Fund:		
*	Subsea 7 S.A. Common Stock Fund	$ 11,306,860	$ 8,256,894
	Common/Collective Trust Fund:		
*	Schwab Stable Value Fund**	3,602,720	4,680,194
	Mutual Funds:		
*	Schwab 1000 Index Investment	2,644,972	1,299,330
	First Eagle Overseas A	2,547,350	2,326,399
	Growth Fund of America R3	2,201,629	2,308,970

* Party-in-interest

** Includes adjustment to contract value of $(92,950) and $(32,293) for interest in common/collective trust relating to fully benefit-responsive investment contracts in 2010 and 2009, respectively.

During 2010, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Common Stock Fund	$ 4,318,944
Mutual Funds	1,614,999
Common/Collective Trust Fund	92,561
	$ 6,026,504

4. FAIR VALUE MEASUREMENTS

The Plan's investments are measured at fair value. A fair value hierarchy is established that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The inputs and methodology used for valuing securities are not an indication of the risks associated with investing in these securities.

Following is a description of the valuation methodologies used for assets measured at fair value:

Common Stock Fund: The Common Stock Fund is a unitized account comprised of Subsea 7 S.A. common stock and short-term cash investments. The unit value of the fund is derived from the fair value of the common stock based on quoted market prices in an active market and the short-term cash investments.

Common/Collective Trust Fund: The common/collective trust fund is composed of units of collective trust funds, alternative and separate account investment contracts, and short-term money market instruments. In determining fair value, the trustee considers such factors as the benefit-responsiveness of the investment contracts, the ability of the parties to the investment contracts to perform in accordance with the terms of the contracts, and the likelihood of default by the issuer of an investment security.

Alternative and separate account investment contracts consist of investments in underlying securities with wrap contracts under which a third party guarantees benefit-responsive withdrawals by Plan participants at contract value. The fair value of the wrap contracts is determined using a discounting methodology that incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated yield curve as of year-end. Investments in units of collective trust funds and short-term investment funds are valued at their respective net asset values as reported by the funds daily. Short-term money market investments are stated at amortized cost, which approximates market value.

Mutual Funds: Valued at the net asset value (NAV) of shares held by the Plan at year-end.

As of December 31, 2010, the Plan's investments measured at fair value on a recurring basis are as follows:

	Level 1	Level 2	Level 3	Total
Common Stock Fund	$11,306,860			$11,306,860
Mutual Funds:				
Balanced	2,744,723			2,744,723
Bonds	804,093			804,093
International/Global	2,547,350			2,547,350
Large Company	5,365,303			5,365,303
Small/Mid Company	2,129,852			2,129,852
Specialty	947,034			947,034
Common/Collective Trust Fund		$ 3,695,670		3,695,670
Total Investments	$ 25,845,215	$ 3,695,670	$ 0	$ 29,540,885

As of December 31, 2009, the Plan's investments measured at fair value on a recurring basis are as follows:

	Level 1	Level 2	Level 3	Total
Common Stock Fund	$ 8,256,894			$ 8,256,894
Mutual Funds:				
Balanced	2,679,371			2,679,371
Bonds	743,801			743,801
International/Global	2,326,399			2,326,399
Large Company	4,010,403			4,010,403
Small/Mid Company	1,669,972			1,669,972
Specialty	692,462			692,462
Common/Collective Trust Fund		$ 4,712,487		4,712,487
Total Investments	$ 20,379,302	$ 4,712,487	$ 0	$ 25,091,789

5. FEDERAL INCOME TAX STATUS

The Plan has adopted a non-standardized prototype plan, which obtained its latest opinion letter dated May 23, 2008 in which the Internal Revenue Service (IRS) stated that the prototype document satisfies the applicable provisions of the Code. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, contributions to the Plan and earnings from its assets are not currently taxable to the Plan or its participants.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010 and 2009, there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2007.

6. PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and a common/collective trust fund managed by Charles Schwab Investment Management, Inc. Charles Schwab Investment Management, Inc. is an affiliate of the Plan's Trustee, CSTC and, therefore, transactions with these funds qualify as party-in-interest transactions.

Certain Plan investments are shares of Subsea 7 S.A. common stock. The Plan sponsor is a subsidiary of Subsea 7 S.A; therefore, investments in the Subsea 7 S.A. Common Stock Fund qualify as party-in-interest transactions.

Notes receivable from participants also qualify as party-in-interest transactions. All of these transactions are covered by an exemption from the prohibited transaction provisions.

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2010 and 2009:

	2010	2009
Net assets available for benefits per the financial statements	$ 29,563,356	$ 25,135,599
Adjustment between fair value and contract value related to fully benefit-responsive investment contracts held by common/collective trust fund	92,950	32,293
Net assets available for benefits per the Form 5500	$ 29,656,306	$ 25,167,892

The following is a reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2010:

Change in net assets available for benefits per the financial statements	$ 4,427,757
Change in adjustment between fair value and contract value related to fully benefit-responsive investment contracts held by common/collective trust fund	60,657
Change in net assets available for benefits per the Form 5500	$ 4,488,414

8. SUBSEQUENT EVENTS

Effective January 10, 2011, Acergy US Inc. merged with Subsea 7 US LLC and changed the Company name to Subsea 7 (GOM) Inc. and the Plan name to Subsea 7 (GOM) Inc. 401(k) Profit Sharing Plan and Trust. The Plan was amended to reflect the change in name.

As of the market close on March 7, 2011, Subsea 7 (GOM) Inc. voluntarily delisted from the NASDAQ and will continue to be traded in the over-the-counter securities market ("OTC") in the United States. In connection with the delisting, the Administrative Committee determined to freeze all future investments in the Company Stock as an investment option in the Plan following the delisting of the Company. In addition, Company Stock will be removed as an investment option in the 4th quarter of 2011.

* * * * * *

SUPPLEMENTAL SCHEDULE

SUBSEA 7 (GOM) INC.
401(k) PROFIT SHARING PLAN AND TRUST

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
PLAN NUMBER 001 - EIN 72-0918249
AS OF DECEMBER 31, 2010

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	Common Stock Fund:			
*	Subsea 7 S.A. Common Stock Fund	Parent Company common stock	(1)	$ 11,306,860
	Common/Collective Trust Fund:			
*	Schwab Stable Value Fund	Common/Collective Trust	(1)	3,695,670
	Mutual Funds:			
*	Schwab 1000 Index Investment	Registered Investment Company	(1)	2,644,973
	First Eagle Overseas A	Registered Investment Company	(1)	2,547,350
	Growth Fund of America R3	Registered Investment Company	(1)	2,201,629
	MFS Total Return A	Registered Investment Company	(1)	1,090,071
	Virtus Real Estate Sec A	Registered Investment Company	(1)	947,034
	Dreyfus Mid Cap Index Fund	Registered Investment Company	(1)	836,896
	Columbia Intermediate Bond Z	Registered Investment Company	(1)	804,093
	Buffalo Small Cap	Registered Investment Company	(1)	746,789
	Blackrock Lifepath 2030	Registered Investment Company	(1)	575,145
	Aston/Optimum Mid Cap N	Registered Investment Company	(1)	546,167
	Sound Shore Fund	Registered Investment Company	(1)	518,701
	Blackrock Lifepath 2040	Registered Investment Company	(1)	425,452
	Blackrock Lifepath Ret	Registered Investment Company	(1)	400,866
	Blackrock Lifepath 2020	Registered Investment Company	(1)	223,871
	Blackrock Lifepath 2050	Registered Investment Company	(1)	29,318
				29,540,885
*	**Participant Loans**	Loans to participants, bearing interest of 4.25% to 7.5%, maturing through 2016.	0	112,347
	TOTAL			$ 29,653,232

* Party-in-interest
(1) Cost information has been omitted because all investments are participant-directed.

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Subsea 7 (GOM) Inc. 401(k) Profit Sharing Plan and Trust has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SUBSEA 7 (GOM) INC. 401(k) PROFIT SHARING PLAN AND TRUST



Mark A. Waddell
Human Resources Director
Subsea 7 (GOM) Inc. Plan Administrator

June 16, 2011



MELTON & MELTON, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-124997 and 333-74321 of Subsea 7 S.A. on Form S-8 of our report dated June 16, 2011, appearing in this annual report on Form 11-K of Subsea 7 (GOM) Inc. 401(k) Profit Sharing Plan and Trust as of December 31, 2010 and 2009 and for the year ended December 31, 2010.

Melton & Melton, LLP

Houston, Texas
June 16, 2011

6002 Rogerdale, Ste. 200 Houston, Texas 77072 Tel 281-759-1120 Fax 281-759-5500